                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)


            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934(1)



                           PHP HEALTHCARE CORPORATION
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                   693344-10-3
                                 (CUSIP Number)


                                  JUNE 1, 1998
             (Date of Event Which Requires Filing of this Statement)


        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [ ] Rule 13d-1(b)
        [X] Rule 13d-1(c)
        [ ] Rule 13d-1(d)


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 693344-10-3              SCHEDULE 13G        PAGE   2   OF   9   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                  WATERTON MANAGEMENT LLC
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                         0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                          1,315,788 (See Item 4 below)
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                        0
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER

                                    1,315,788 (See Item 4 below)
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,315,788 (See Item 4 below)
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                          [ ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  10.3%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON

                  OO
          ---------------------------------------------------------------------
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CUSIP NO. 693344-10-3              SCHEDULE 13G        PAGE   3   OF   9   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                  KENNETH J. ABDALLA
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

                  CALIFORNIA
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                         0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                          1,315,788 (See Item 4 below)
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                        0
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER

                                    1,315,788 (See Item 4 below)
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,315,788 (See Item 4 below)
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                          [ ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  10.3%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON

                  IN
          ---------------------------------------------------------------------


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ITEM 1.

        (a)    NAME OF ISSUER:

                      PHP Healthcare Corporation

        (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                      11440 Commerce Park Drive
                      Reston, Virginia 20191

ITEM 2.

        (a)    NAME OF PERSONS FILING:

                      Waterton Management LLC
                      Kenneth J. Abdalla

        (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                      10000 Santa Monica Boulevard, Fifth Floor
                      Los Angeles, California 90067

        (c)    CITIZENSHIP:

                      Waterton Management LLC -- Delaware
                      Kenneth J. Abdalla -- California

        (d)    TITLE OF CLASS OF SECURITIES:

                      Common Stock, par value $.01 per share

        (e)    CUSIP NUMBER:

                      693344-10-3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
        (c), CHECK WHETHER THE PERSON FILING IS A:

        (a) [ ]  Broker or dealer registered under Section 15 of the Exchange
                 Act.

        (b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

        (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

        (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

        (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

        (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);


                                Page 4 of 9 pages

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        (h) [ ]  A savings association as defined in Section 3(b) of the Federal
                 Deposit Insurance Act;

        (i) [ ] a church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

        (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

        If this Statement is filed pursuant to Rule 13d-1(c), check this box.[X]

ITEM 4. OWNERSHIP

        (a)    AMOUNT BENEFICIALLY OWNED:

               Drakefield Corporation, a British Virgin Islands corporation ("Drakefield"), may be deemed to own 789,473 shares of Common Stock based on an assumed conversion price of $7.60 per share of Series B Convertible Preferred Stock. Stockwell Corporation, a Panama corporation ("Stockwell"), may be deemed to own 526,315 shares of Common Stock based on an assumed conversion price of $7.60 per share of Series B Convertible Preferred Stock. Waterton Management LLC, a Delaware limited liability company, is the Investment Manager of Drakefield and Stockwell in which capacity it may be deemed to be the beneficial owner of the shares of Common Stock of PHP Healthcare Corporation which may be deemed to be owned by Drakefield and Stockwell. Waterton Management LLC disclaims beneficial ownership of such securities (except to the extent of its pecuniary interest therein) and the filing of this statement shall not be construed as an admission that Waterton Management LLC is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), the beneficial owner of such securities.

               Kenneth J. Abdalla is the sole managing member of Waterton Management LLC and in such capacity Mr. Abdalla may be deemed to be the beneficial owner of any shares beneficially owned by Waterton Management LLC. Mr. Abdalla disclaims beneficial ownership of such securities (except to the extent of his pecuniary interest therein) and the filing of this statement shall not be construed as an admission that Mr. Abdalla is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such securities.

        (b)    PERCENT OF CLASS:

               See Item 11 of each cover page.

        (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i)    Sole power to vote or direct the vote:

                             See Item 5 of each cover page.

               (ii) Shared power to vote or to direct the vote:

                             See Item 6 of each cover page.

               (iii) Sole power to dispose or to direct the disposition of:


                                Page 5 of 9 pages

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                             See Item 7 of each cover page.

               (iv) Shared power to dispose or to direct the disposition of:

                             See Item 8 of each cover page.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         See Item 4 above.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 10, 1998                  WATERTON MANAGEMENT LLC


                                      By: /s/ Kenneth J. Abdalla
                                      ------------------------------------------
                                      Name:  Kenneth J. Abdalla
                                      Title: Managing Member




                                       /s/ Kenneth J. Abdalla
                                       -----------------------------------------
                                       KENNETH J. ABDALLA











                                Page 7 of 9 pages

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                                    EXHIBITS


Exhibit 1 -- Joint Filing Agreement.





















                                Page 8 of 9 pages

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                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $.01 per share, of PHP Healthcare Corporation, a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing.

        IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of June 10, 1998.


                                        WATERTON MANAGEMENT LLC


                                        By: /s/ Kenneth J. Abdalla
                                        ----------------------------------------
                                        Name:  Kenneth J. Abdalla
                                        Title: Managing Member




                                        /s/ Kenneth J. Abdalla
                                        ----------------------------------------
                                        KENNETH J. ABDALLA













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